THE LAW OFFICE OF JILLIAN SIDOTI

38730 Sky Canyon Drive Suite A Murrieta, CA 92596 (323) 799-1342 www.jilliansidoti.com

March 26, 2014

Mr. Duc Dang
Securities Exchange Commission

Re:	CenturyTouch Ltd, Inc. Registration Statement on Form S-11 Filed December 24, 2012 File No. 333-185670

Dear Mr. Dang,

Please note our responses to your comments.

General

1.
We note your response to our prior comment 1 and the conclusion that internal control over financial reporting was effective in the 2012 and 2013 Form 10-K’s filed on January 17, 2014. Please tell us how you considered the restatement of your 2012 results, your risk factor that states “Because our books and records are outside of the US and kept by non-US accountants, we may conclude that our internal control over financial reporting is not effective” and the reliance placed on one officer to process and pay corporate expenses as it relates to this conclusion. We further note your conclusion that disclosure controls and procedures were effective in the 2012 and 2013 Form 10-K’s and the quarterly reports filed for the 2013 fiscal year and for the period ended September 30, 2013. Please tell us how you considered the delinquency of these filings and the restatement of your 2012 results as it relates to this conclusion.

We have amended all K’s and Q’s to reflect that are internal controls are not adequate.

2.	Please tell us how you will communicate to the selling shareholders their underwriter status and the requirement to sell these shares at a fixed price.

We intend on notifying shareholders in writing once the registration statement is deemed effective.

Management’s Discussion and Analysis of Financial Condition, page 20

Liquidity and Capital Resources, page 22

3.	We note your statement on page 22 that “Currently our rents cover our operating and interest expenses.” This statement does not appear to be accurate. Please revise or advise.

We have removed this statement.

4.
We note your disclosure that for the next 12 months general costs and rental revenues are estimated at $110,000 and $75,000, respectively, which would result in a net loss. We further note on page 5 that you anticipate the commencement of generating a profit in the next twelve months, of which no assurance can be provided. Please revise and clarify the basis for the noted anticipation. Additionally, explain to us why the estimated general costs and rental revenues for the next 12 months are lower than historical amounts.

This is misinterpreted and not clearly presented. In order to more accurately reflect our estimates of costs and revenues, we have updated this section to read as follows:

The Company had $50,164 in cash as of June 30, 2013 and only $6,322 as of December 31, 2013. We believe our cash uses will go towards travel costs for Dr. Wong to manage properties (approximately $10,000), capital improvements for our properties (approximately $50,000), and costs associated with general operating expenses including legal, accounting, and other expenses. We estimate that these general costs will approximately be $225,000 and we will then add an additional $50,000 for capital improvements. We also believe we will have costs of revenues of $160,000. Thus we will need to generate cash in order to cover all of our expenses. We do believe that approximately $320,000 will come from our rental income based on our historical financials. The interest payments for the next 12 months (7/1/2013 – 6/30/2014) are $120,184 in total. We are not sure if this will be sufficient to meet our operating requirements for the next 12 months.

Report of Independent Registered Accounting Firm, page F-1

5.
We note your response to our prior comment 5. The auditor resignation date in the Item 4.01 Form 8-K filed on January 16, 2014 is inconsistent with the date referenced on page 35 of the S-11 filing and Exhibit 16.1 previously filed. Please clarify and amend your filings as necessary.

We have updated our 8-k.

Financial Statements

6.	We note your response to our prior comment 6. An 8-K referencing your change in year end does not appear to have been filed. Please tell us when you will file the required information.

We will file this information by March 27, 2014.

7.
We have reviewed your response to our prior comment 7. Unlike Rule 8-06 of Regulation S-X, the disclosure requirements of ASC 805-10-50 do not provide an exception for properties with no prior rental history. Reference is made to ASC 805-10-15-4. Please include the required disclosure in your amended filing or clarify why this disclosure requirement is not applicable to your real estate acquisitions. Further, we note your response that no prior rental history existed before the acquisition. Please tell us what these properties were used for during the 12 months prior to your acquisition. Your response should include, but not limited to, whether or not these properties were occupied by the prior owner. Your response should separately address each property, and tell us the use of each unit within a multiple unit property.

We have included the disclosure regarding properties acquisitions in Footnote 12 of the audited financial statements for the years ended June 30, 2013 and 2012. Footnote 12 is read as follows:

************
Footnote 12. PROPERTY ACQUISITIONS

The Company completed all Property acquisitions on or before June 30, 2012. The details of each acquisition are set forth as follows:

On August 20, 2010, the Company acquired 13 units located in Grantham, UK for a total cost of $1,462,391, of which 6 units were commercial and 7 units were residential.

On November 17, 2011, the Company acquired 1 commercial unit located in Boston, UK for a total cost of $456,691.

On January 10, 2012, the Company acquired 7 residential units located in Nottingham, UK for a total cost of $568,133.

On February 1, 2012, the Company acquired 14 units located in Northampton, Sheffield, Norfolk and Nottingham, UK for a total cost of $1,932,264, of which 6 units were commercial and 8 units were residential.

All the units were previously owner-occupied and no prior rental history exits. Additionally, all the properties needed to be refurbished into rentable units after being acquired. As a result of the acquisitions, the Company is expected to generate stable rental revenues.

During the year ended June 30, 2013, the Company had no new property acquisitions.

************
In addition, the use of each unit during the 12 months prior to our acquisitions was set forth in the table below.

Property	Location	Type	Purchased Date	Occupancy	Previously Owner-occupied	No Prior Rental History
WG27 - 27 Westgate	Grantham	Commercial	8/20/2010	100%	√	√
WG28 - 28 Westgate	Grantham	Commercial	8/20/2010	100%	√	√
WG28a - 28a Westgate	Grantham	Residential	8/20/2010	100%	√	√
WG28b - 28b Westgate	Grantham	Residential	8/20/2010	100%	√	√
WG28c - 28C Westgate	Grantham	Residential	8/20/2010	100%	√	√
WG28d - 28d Westgate	Grantham	Residential	8/20/2010	100%	√	√
WG29 - 29 Westgate	Grantham	Commercial	8/20/2010	100%	√	√
WS29a - 29a Westgate	Grantham	Residential	8/20/2010	100%	√	√
WSF1 - 60 Welby Street Flat 1	Grantham	Residential	8/20/2010	100%	√	√
WSF2 - 60 Welby Street Flat 2	Grantham	Residential	8/20/2010	100%	√	√
WS61 - 61 Welby Street	Grantham	Commercial	8/20/2010	100%	√	√
WS62 - 62 Welby Street	Grantham	Commercial	8/20/2010	100%	√	√
WS63 - 63 Welby Street	Grantham	Commercial	8/20/2010	100%	√	√
CH310 - 310 Carlton Hill	Nottingham	Residential	2/1/2012	100%	√	√
CH310a - 310a Carlton Hill	Nottingham	Residential	2/1/2012	100%	√	√
CH312 - 312 Carlton Hill	Nottingham	Commercial	2/1/2012	100%	√	√
CH312a - 312a Carlton Hill	Nottingham	Residential	2/1/2012	100%	√	√
CH314 - 314 Carlton Hill	Nottingham	Commercial	2/1/2012	100%	√	√
CH314a - 314a Carlton Hill	Nottingham	Residential	2/1/2012	100%	√	√
CH343 - 343 Carlton Hill	Nottingham	Commercial	2/1/2012	100%	√	√
CH343a - 343a Carlton Hill	Nottingham	Residential	2/1/2012	100%	√	√
DRF1 - Flat 1-240 Derby Road	Nottingham	Residential	1/10/2012	100%	√	√
DRF2 - Flat 2-240 Derby Road	Nottingham	Residential	1/10/2012	100%	√	√

Property	Location	Type	Purchased Date	Occupancy	Previously Owner-occupied	No Prior Rental History
DRF3 - Flat 3-240 Derby Road	Nottingham	Residential	1/10/2012	100%	√	√
DRF4 - Flat 4-240 Derby Road	Nottingham	Residential	1/10/2012	100%	√	√
DRF5 - Flat 5-240 Derby Road	Nottingham	Residential	1/10/2012	100%	√	√
DRF6 - Flat 6-240 Derby Road	Nottingham	Residential	1/10/2012	100%	√	√
DRF7 - Flat 7-240 Derby Road	Nottingham	Residential	1/10/2012	100%	√	√
BSB7/11 - 7/11 Bridge Street	Boston	Commercial	11/17/2011	100%	√	√
FPS453 - 453 Firth Park	Sheffield	Commercial	2/1/2012	100%	√	√
FPS453a - 453 Firth Park	Sheffield	Residential	2/1/2012	100%	√	√
FPS453b - 453 Firth Park	Sheffield	Residential	2/1/2012	100%	√	√
GSN62 - 62 Gold Street	Northampton	Commercial	2/1/2012	100%	√	√
HSKL53 - 53 High Street	Kings Lynn	Commercial	2/1/2012	100%	√	√
HSKL53b - 53 High Street	Kings Lynn	Residential	2/1/2012	100%	√	√

Audited Consolidated Balance Sheets, page F-2

8.	Please tell us and revise your filing to disclose the nature of the line item Other Assets- related expense.

It was a typographical error on “Other Assets – related expense”, which is supposed to read “Other Assets – related party”. The Company received services in connection with its daily operations from a company owned by Mr. Eric Wong, the Company’s President and Chief Executive Officer. Other Assets – related party is to record the prepayments the Company made for these services.

The issuer acknowledges that:

●	the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not foreclose the Commission from taking any action with respect to the filing;
●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert the Commission’s action of declaring the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Further,

i.
The Company acknowledges that in connection with the comments made by the staff of the Commission on the Form S-11, the staff has not passed generally on the accuracy or adequacy of the disclosure made in the Form S-11;

ii.	The Company acknowledges that the acceleration of the effectiveness of its Form S-11 does not relieve the Company of its responsibility for adequate and accurate disclosure in the Form S-11; and

iii.	The Company represents that it will not assert as a defense in an action by the Commission or any other party the fact that the effectiveness of its Form S-11 was accelerated by the Commission.

If you have any questions or need any additional information to grant effectiveness, please advise.

Sincerely,

Jillian Ivey Sidoti, Esq.